UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2008

[  ]           TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-3551

EQUITABLE RESOURCES, INC. SAVINGS AND PROTECTION PLAN

(Full title of the Plan and address of the Plan,

if different from that of the issuer named below)

EQT CORPORATION

EQT Plaza

625 Liberty Avenue, Suite 1700

Pittsburgh, Pennsylvania 15222

(Name of issuer of the securities held pursuant to the

Plan and the address of principal executive office)

Report of Independent Registered Public Accounting Firm

Benefits Administration Committee

Equitable Resources, Inc. Savings and Protection Plan

We have audited the accompanying statements of net assets available for benefits of the Equitable Resources, Inc. Savings and Protection Plan as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008 and 2007, and the changes in its net assets available for benefits for the years then ended, in conformity with US generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2008 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Pittsburgh, Pennsylvania
June 10, 2009

EQUITABLE RESOURCES, INC.

SAVINGS AND PROTECTION PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31
	2008	2007

Investments, at fair value:
Mutual funds	$10,440,749	$16,872,627
Common/collective trusts	2,130,190	2,357,445
Employer Stock Fund	1,829,538	3,086,364
Participant loans	505,622	529,580

Net assets available for benefits at fair value	$14,906,099	$22,846,016

Adjustment from fair value to contract value for fully benefit- responsive investment contracts	114,907	25,619

Net assets available for benefits	$15,021,006	$22,871,635

See accompanying notes to the financial statements.

EQUITABLE RESOURCES, INC.

SAVINGS AND PROTECTION PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year ended December 31
	2008	2007

Additions:
Investment income:
Interest and dividends	$779,833	$1,447,149
Interest on participant loans	41,250	44,192

Total investment income	821,083	1,491,341

Net (depreciation) appreciation in fair value of investments	(7,132,628)	1,102,869

Contributions:
Employer	882,315	838,844
Employee	765,032	826,901
Rollovers	34,241	9,370

Total contributions	1,681,588	1,675,115

Total (deductions) additions	(4,629,957)	4,269,325

Deductions:
Benefits paid to participants	1,273,225	1,642,496
Transfers to affiliated plan	1,945,284	1,128,548
Other	2,163	1,230

Total deductions	3,220,672	2,772,274

Net (decrease) increase in net assets available for benefits	(7,850,629)	1,497,051

Net assets available for benefits:
At beginning of year	22,871,635	21,374,584

At end of year	$15,021,006	$22,871,635

See accompanying notes to the financial statements.

EQUITABLE RESOURCES, INC.

SAVINGS AND PROTECTION PLAN

NOTES TO FINANCIAL STATEMENTS FOR THE YEAR ENDED

DECEMBER 31, 2008

1.                           Description of Plan

The following description of the Equitable Resources, Inc. Savings and Protection Plan (the Plan) provides only general information.  Participants should refer to the summary plan description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution profit sharing and savings plan, with a 401(k) salary reduction feature, implemented on September 1, 1987, by EQT Corporation, formerly Equitable Resources, Inc., and certain subsidiaries (Company or Companies).

All regular, full-time employees of the Companies who are covered by a collective bargaining agreement that provides for Plan participation are eligible to participate.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

In 2008 and 2007, participants who were highly compensated employees could elect to contribute to the Plan on a pre-tax basis between 1% and 15% of eligible earnings and other participants could elect to contribute to the Plan on a pre-tax basis between 1% and 50% of eligible earnings, subject in each case to Internal Revenue Code (IRC) limitations. These contributions are referred to as contract contributions.

In addition, in 2008 and 2007, participants could elect to make after-tax contributions between 1% and 20% of eligible earnings to the Plan, subject to IRC limitations.  Participants may not contribute more than a combined pre-tax and after-tax amount of 50% of eligible earnings.

Matching and retirement contributions are defined by and subject to the respective collective bargaining agreements.  Each participant directs the investment of contract and after-tax contributions under Plan provisions intended to meet ERISA Section 404(c).  Matching and retirement contributions made prior to May 15, 2007 were initially invested in the Employer Stock Fund, until they became fully vested and then could be invested in other available investment funds, if elected by the participant under Plan provisions intended to meet ERISA Section 404(c).  Effective May 15, 2007, each participant who was not fully vested was allowed to make an investment election and change this investment from the Employer Stock Fund.  Matching and retirement contributions made on or after May 15, 2007 follow the participant’s contract investment election(s) rather than being allocated automatically to the Employer Stock Fund.

If a participant refuses or fails to make an investment election on or after May 15, 2007, the contributions made on or after May 15, 2007 for a participant under the Plan are invested and held in a qualified default investment alternative, designated by the Benefits Investment Committee (BIC), until the participant makes a valid investment election.  Presently, the BIC has designated the Plan’s default investment as the targeted-retirement date investment fund applicable to the participant on an age-appropriate basis.  If a participant has not made an investment election with respect to employer contributions in the Employer Stock Fund before May 15, 2007 and refuses or fails to make an investment election on or after May 15, 2007, the contributions made before May 15, 2007 for a participant under the Plan are invested and held in the Employer Stock Fund until the participant makes a valid investment election.

EQUITABLE RESOURCES, INC.

SAVINGS AND PROTECTION PLAN

NOTES TO FINANCIAL STATEMENTS FOR THE YEAR ENDED

DECEMBER 31, 2008

1.                           Description of Plan (continued)

Contributions (continued)

The Employer Stock Fund consists of the EQT Corporation Stock Fund and, effective May 1, 2002, the EQT Corporation Stock Fund - ESOP account (ESOP).  The ESOP feature operates as an account within the Plan that will hold shares invested in the EQT Corporation Stock Fund.  All participant and Company contributions made before May 1, 2002 that were invested in the EQT Corporation Stock Fund were allocated to the ESOP portion of the Plan.  After May 1, 2002, new contributions invested in the EQT Corporation Stock Fund will transfer to the ESOP on a quarterly basis.  Participants can elect to receive dividends from the ESOP in cash or to be paid to their account and reinvested in the EQT Corporation Stock Fund.

Rollover Contributions

Participants are allowed to make rollover contributions (contributions transferred to the Plan from other qualified retirement plans), subject to certain requirements.

Transfers to Affiliated Plans

Transfers to affiliated plans include transfers made between the Plan and the Equitable Resources, Inc. Employee Savings Plan.

Vesting

Participants are 100% vested in the value of contract and after-tax contributions made, and any rollover contributions.

If employment is terminated by the Companies for any reason other than involuntary termination without cause, retirement, death or total and permanent disability, a participant is entitled to receive the vested value of any matching and retirement contributions, as determined in accordance with the following schedule:

Years of Continuous	Vested
Service Completed	Interest

One year	33%
Two years	67%
Three years	100%

Amounts forfeited by participants upon termination will be used to reduce the amount of the Company’s future matching contributions to the Plan.  In 2008 and 2007, forfeitures of $5,826 and $3,137, respectively, were used to offset employer contributions (matching and retirement).

EQUITABLE RESOURCES, INC.

SAVINGS AND PROTECTION PLAN

NOTES TO FINANCIAL STATEMENTS FOR THE YEAR ENDED

DECEMBER 31, 2008

1.                           Description of Plan (continued)

Vesting (continued)

Upon involuntary termination without cause, retirement, death or total and permanent disability of the participant or termination of the Plan, a participant is entitled to receive the full value of any employer contributions (matching and retirement), regardless of years of continuous service.

In the event of a change in control, as defined in the Plan, all employer contributions (matching and retirement) become 100% vested immediately.

Payment of Benefits to Participants

Payments to participants are made in one of the following ways, subject to certain limitations:  a single-sum payment, a direct rollover, if applicable, a single-life annuity with substantially equal monthly installments, a single-life or joint and survivor annuity with a minimum guaranteed number of monthly benefits, or substantially equal annual installments payable over a period not to exceed the life expectancy or joint life expectancies of the participant or of the participant and his/her designated beneficiary.

Loans to Participants

A participant may borrow money from the Plan in amounts up to the lesser of $50,000, or 50% of the vested eligible balance of a participant’s account.

Administrative Expenses

The Plan pays administrative expenses associated with the Plan.  The expenses are included in the Other line item in the Plan’s statements of changes in net assets available for benefits.

2.                           Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Investments

The Employer Stock Fund consisting of EQT Corporation common stock (Company common stock) is valued at market price as quoted on the New York Stock Exchange.  There were 54,503 and 57,912 shares of Company common stock held by the Plan as of December 31, 2008 and 2007, respectively.  Investments other than investments in common/collective trusts are valued at market.

EQUITABLE RESOURCES, INC.

SAVINGS AND PROTECTION PLAN

NOTES TO FINANCIAL STATEMENTS FOR THE YEAR ENDED

DECEMBER 31, 2008

2.                           Summary of Significant Accounting Policies (continued)

Investments (continued)

As described in Financial Accounting Standards Board (FASB) Staff Position AAG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive lnvestment Contracts Held by Certain lnvestment Companies Subject to the AlCPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plans” (the FSP), investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Plan invests in investment contracts through a common/collective trust (Fidelity Managed Income Portfolio).  As required by the FSP, the statement of net assets available for benefits presents the fair value of the investment in the common/collective trust as well as the adjustment from fair value to contract value for fully benefit-responsive investment contracts.  The fair value of the Plan’s interest in the Fidelity Managed Income Portfolio is based on information reported by the issuer of the common/collective trust at year-end.  The contract value of the Fidelity Managed Income Portfolio Fund represents contributions plus earnings, less participant withdrawals and administrative expenses.

In September 2006, the FASB issued Statement No. 157, “Fair Value Measurements” (FAS 157), which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements.  FAS 157 applies under other accounting pronouncements that require or permit fair value measurements, and does not require any new fair value measurements.  On January 1, 2008, the Plan adopted FAS 157.  Adoption did not impact financial condition or operations, but resulted in additional disclosures.  See further discussion in Note 8.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes.  Actual results could differ from those estimates.

Income Recognition

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Reclassifications

Certain reclassifications have been made to the accompanying financial statements for the year ended December 31, 2007 to conform to the current year’s presentation.

EQUITABLE RESOURCES, INC.

SAVINGS AND PROTECTION PLAN

NOTES TO FINANCIAL STATEMENTS FOR THE YEAR ENDED

DECEMBER 31, 2008

3.                           Investments

Investments that represent 5% or more of fair value of the Plan’s net assets are as follows:

	December 31

	2008		2007

Fidelity Managed Income Portfolio	$ 2,130,19	0	$ 2,357,445

Employer Stock Fund *	1,829,538		3,086,364

AF Growth Fund of America	1,574,312		2,917,080

AF Washington Mutual Investors Fund	1,456,895		2,415,062

PIMCO Total Return Fund	1,046,284		-	**

Fidelity Balanced Fund	974,842		1,635,584

Fidelity Freedom 2020 Fund	857,750		-	**

Fidelity Freedom 2010 Fund	771,252		1,224,247

Fidelity Diversified International Fund	-	**	1,550,161

Oppenheimer Developing Markets Fund	-	**	1,163,784

* For some contributions made prior to May 15, 2007, partially nonparticipant-directed.

** Investment does not represent 5% or more for the respective year.

The Plan’s investments (including investments purchased, sold, as well as held during the year) (depreciated) appreciated in fair value as determined by quoted market prices as follows:

	Net Changes in Fair Value for

	the Year Ended December 31

	2008	2007

Investments at fair value as determined

by quoted market prices:

Mutual funds	$ (6,156,916)	$ 383,083

Company stock	(975,712)	719,786

	$ (7,132,628)	$1,102,869

EQUITABLE RESOURCES, INC.

SAVINGS AND PROTECTION PLAN

NOTES TO FINANCIAL STATEMENTS FOR THE YEAR ENDED

DECEMBER 31, 2008

3.                           Investments (continued)

Information about the net assets and significant components of the changes in net assets related to the Employer Stock Fund (partially nonparticipant-directed) as of and for the years ended December 31, 2008 and 2007 is as follows:

	Year Ended December 31

	2008	2007

Net asset:

Employer Stock Fund	$1,829,538	$3,086,364

Changes in net assets:

Interest and dividends	$48,504	$53,237

Interest on participant loans	5,434	5,471

Net (depreciation) appreciation in	(975,712)	719,786

fair value of investments

Employer contributions	81,652	78,617

Participant contributions	101,026	80,132

Benefits paid to participants	(182,665)	(91,606)

Interfund transfers/transfers

to affiliated plan	(334,644)	(369,867)

Other	(421)	(348)

Net (decrease) increase	$(1,256,826)	$475,422

4.                           Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of plan termination, the interests of all affected participants will become fully vested.

5.                           Risks and Uncertainties

The Plan invests in various investment securities that are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants’ account balances and the amounts reported in the statements of net assets available for benefits.

EQUITABLE RESOURCES, INC.

SAVINGS AND PROTECTION PLAN

NOTES TO FINANCIAL STATEMENTS FOR THE YEAR ENDED

DECEMBER 31, 2008

6.                           Related-Party Transactions

Certain plan investments are shares of mutual funds and common/collective trusts managed by Fidelity or an affiliate.  Fidelity is trustee of the Plan and, therefore, these transactions may qualify as party-in-interest transactions.  Transactions with respect to participant loans and the Employer Stock Fund also qualify as party-in-interest transactions.

7.                           Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated July 8, 2002, stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation.  Subsequent to this determination by the Internal Revenue Service, the Plan was amended.  Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification.  The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

8.                           Fair Value Measurements

Effective January 1, 2008, the Plan adopted the provisions of FAS 157 for its financial assets and liabilities carried at fair value on a recurring basis in the financial statements.  FAS 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date.  FAS 157 also establishes a fair value hierarchy that requires assets and liabilities measured at fair value to be categorized into one of three levels based on the inputs used in the valuation.  Assets and liabilities are classified in their entirety based on the lowest level of input significant to the fair value measurement.  The three levels are defined as follows:

Level 1  -  Observable inputs based on quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2  -  Observable inputs, other than those included in Level 1, based on quoted prices for similar assets or liabilities in active markets, or quoted prices for identical assets and liabilities in inactive markets.

Level 3  -  Unobservable inputs that reflect an entity’s own assumptions about what inputs a market participant would use in pricing the asset or liability based on the best information available in the circumstances.

Investments included in the statements of net assets available for benefits in mutual funds totaling $10,440,749 and investments in the Company’s common stock (Employers Stock Fund) totaling $1,829,538 are stated at fair value as of December 31, 2008.  These investments are based upon daily unadjusted quoted prices and therefore are considered Level 1.

Investments included in the statements of net assets available for benefits in common/collective trusts totaling $2,130,190 are stated at fair value as of December 31, 2008.  These investments are based on good-faith estimates provided by the counterparty based on its valuation models and therefore are considered Level 2.

EQUITABLE RESOURCES, INC.

SAVINGS AND PROTECTION PLAN

NOTES TO FINANCIAL STATEMENTS FOR THE YEAR ENDED

DECEMBER 31, 2008

8.                           Fair Value Measurements (continued)

Participant loans are valued at amortized cost, which approximates fair value.  Participant loans are considered Level 3, and a summary of changes in the fair value for year ended December 31, 2008 is as follows:

Balance, beginning of year	$529,580
Purchases, sales, issuances and settlement, net	(23,958)

Balance, end of year	$505,622

9.                                       Difference Between the Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits pursuant to the financial statements to the Form 5500:

	December 31
	2008	2007

Net assets available for benefits as reported in the
Plan financial statements	$15,021,006	$22,871,635

Adjustments from contract value to fair value for
fully benefit-responsive investment contracts	(114,907)	(25,619)

Net assets available for benefits pursuant to the
Form 5500	$14,906,099	$22,846,016

EQUITABLE RESOURCES, INC.

SAVINGS AND PROTECTION PLAN

NOTES TO FINANCIAL STATEMENTS FOR THE YEAR ENDED

DECEMBER 31, 2008

9.                                       Difference Between the Financial Statements and Form 5500 (continued)

The following is a reconciliation of net investment gain (loss) from investments:

Year Ended
December 31, 2008

Interest and dividends from investment accounts	$779,833
Net depreciation from investment accounts	(7,132,628)

Net investment loss from investments as
reported in the financial statements	(6,352,795)

Adjustments from contract value to fair value for
fully benefit-responsive investment contracts	(89,288)

Net investment loss from investments as
reported in the Form 5500	$(6,442,083)

The following is a reconciliation of the Plan’s benefits paid to participants:

Year Ended
December 31
2008

Statement of changes in assets available for benefits:
Benefits paid to participants	$1,273,225
Less deemed distribution of participant loans	8,173

Benefits paid to participants per Form 5500	$1,265,052

SUPPLEMENTARY INFORMATION

Equitable Resources, Inc.

SAVINGS AND PROTECTION PLAN

Plan No. 206     EIN:  25-0464690

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2008

	Identity of Issue	Description of Investment	Cost	Current Value

*	Fidelity Managed Income Portfolio	Common/collective trust	(a)	$ 2,130,190
*	Employer Stock Fund	Employer securities - common stock	$ 1,692,362	1,829,538
	AF Growth Fund of America	Mutual fund	(a)	1,574,312
	AF Washington Mutual Investors Fund	Mutual fund	(a)	1,456,895
	PIMCO Total Return Fund	Mutual fund	(a)	1,046,284
*	Fidelity Balanced Fund	Mutual fund	(a)	974,842
*	Fidelity Freedom 2020 Fund	Mutual fund	(a)	857,750
*	Fidelity Freedom 2010 Fund	Mutual fund	(a)	771,252
*	Fidelity Diversified International Fund	Mutual fund	(a)	636,090
*	Fidelity Freedom 2025 Fund	Mutual fund	(a)	472,774
	Oppenheimer Developing Markets Fund	Mutual fund	(a)	447,136
*	Fidelity Freedom 2030 Fund	Mutual fund	(a)	408,710
*	Fidelity Contrafund	Mutual fund	(a)	353,387
	Alger Mid-Cap Growth Institutional Fund	Mutual fund	(a)	247,290
*	Fidelity Freedom 2015 Fund	Mutual fund	(a)	238,328
	PIMCO High Yield Fund	Mutual fund	(a)	233,313
	American Beacon Small-Cap Value Fund	Mutual fund	(a)	224,651
	GS Mid Cap Value A	Mutual fund	(a)	223,868
*	Fidelity Freedom 2035 Fund	Mutual fund	(a)	94,236
*	Fidelity Small-Cap Independent Fund	Mutual fund	(a)	51,915
*	Fidelity Freedom 2040 Fund	Mutual fund	(a)	46,951
*	Fidelity Freedom Income Fund	Mutual fund	(a)	37,640
*	Spartan Total Market Index	Mutual fund	(a)	14,892
*	Fidelity Freedom 2005 Fund	Mutual fund	(a)	10,982
*	Spartan US Equity Index Fund	Mutual fund	(a)	8,131
*	Fidelity Freedom 2050 Fund	Mutual fund	(a)	7,877
*	Fidelity Freedom 2045 Fund	Mutual fund	(a)	1,243
*	Loan Fund	Participant loans – 5.0% to 9.75%**	-	505,622
				$ 14,906,099

(a) Cost information not required as per Special Rule for certain participant-directed transactions.

*Party in interest to the Plan.

**Maturities extend through year 2013.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Benefits Administration Committee of the Plan have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

EQUITABLE RESOURCES, INC.

SAVINGS AND PROTECTION PLAN

(Name of Plan)

By	/s/ David J. Smith
David J. Smith
Plan Manager, and Member, Benefits Administration Committee

June 25, 2009

INDEX TO EXHIBIT

Exhibit No.	Description	Sequential Page No.

23	Consent of Independent Registered Public Accounting Firm	17